Filename: birch20f.sif

Type:

Comment/Description:

(this header is not part of the document)

<SUBMISSION-INFORMATION-FILE>

<TYPE> 20-F </TYPE>
<CONFIRMING-COPY> NO </CONFIRMING-
<SROS> NONE </SROS>
<FILER>
<FILER-CIK> 0001006224 </FILER-CIK>
<FILER-CCC> m$zmvj9p </FILER-CCC>
</FILER>
<SUBMISSION-CONTACT>
<CONTACT-NAME> Debbie Murphy </CONTACT-NAM
<CONTACT-PHONE> (716) 848-1371 </CONTACT-PHO
</SUBMISSION-CONTACT>
<NOTIFY-INTERNET> dmurphy@hodgsonruss.com </NOTIFY-INTE
<RETURN-COPY> NO </RETURN-COPY
<PERIOD> 12-31-00 </PERIOD>

</SUBMISSION-INFORMATION-FILE>

Filename: birch20-f.htm
Type: 20-F
Comment/Description: Form 20-F
(this header is not part of the document)

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number _________________

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 3100, 5th Avenue S.W.
Calgary, Alberta, Canada
T2P 2V7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of the close of the period covered by the annual report.

33,647,122 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.

Yes X   No __

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 |X| Item 18 __

TABLE OF CONTENTS

GLOSSARY & ABBREVIATIONS

Certain terms and their usage used throughout this annual report are defined below.

ABCA	Means the *Business Corporation Act* (Alberta).
Alteration	A change in the mineralogical make-up in the rock brought about by physical or chemical means; for example, by reactions with brines.
Anomalous	A value that is unusually elevated compared to other values in the same data set.
Assay or fire assay	A high-temperature process involving the melting of a rock to determine its metal content.
Basement	The part of the Earth's crust that occurs beneath a cover of sedimentary rocks.
Basin or Sedimentary Basin	A large depressed area in the Earth's crust in which sedimentary rocks have accumulated.
Bench Scale	A term used to describe a small-scale experiment, procedure, or test that can be conducted in a laboratory setting, generally with standard laboratory equipment.
Bioclastic	A sedimentary rock composed of fragments of biological components such as shells.
Brine	Water with a high content of dissolved salts.
Cambrian	The geological time period between about 570 and 500 million years ago.
Canadian Shield	Area of surface exposure of Precambrian rocks in Quebec, Ontario, Manitoba, Saskatchewan, northeastern Alberta, Northwest and Nunavut Territories.
Carbonate	A sedimentary rock composed of minerals containing carbon and oxygen in the form of carbonate (CO_3); for example, limestone.
CDNX	The Canadian Venture Exchange Inc., self-described as Canada's public venture capital marketplace.
Clastic	A sedimentary rock composed of fragments of pre-existing rocks; includes sandstones, siltstones and shales.
Cretaceous	The geological time period between about 135 and 65 million years ago.
Devonian	The geological time period between about 410 and 360 million years ago.
Electric Log or E-Log	A graphic or digital record of the measured electrical properties of rocks in a drill hole, recorded as a function of depth.
Evaporite	A sedimentary rock containing minerals formed from the evaporation of marine and non-marine waters.
Extraction	A chemical or physical process by which a metal or mineral is separated and removed from a host rock.
Fault	A discrete surface separating two rock masses which have moved past one another.
Formation or Geological Formation	A body of rock having easily recognizable boundaries and properties that allow it to be identified in the field without resorting to microscopic or chemical analyses.
Grade	The relative quantity of ore-mineral content in a mineralized body, e.g. grams of gold per tonne or rock or percent of copper.
Hectare	A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.

Igneous	A rock that has cooled and solidified from a melt.
Kilometre	A metric measure of length: one kilometre is equivalent to 1000 metres or 0.6214 miles.
Limestone	A rock predominantly composed of the mineral calcite (calcium carbonate ($CaCO_3$)).
Lineament	A linear topographic or geophysical feature.
Magmatic	A process involving molten rock.
Mesosoic	Era The major geological time period between about 65 and 240 million years ago.
Microparticulate	Composed of or comprising particles on the order of 0.1 to 100 micrometres in size.
Mineral Deposit	A body of rock enriched in naturally occurring minerals of potential commercial value.
Mineral	A naturally occurring homogeneous substance having fixed physical properties and chemical composition and a defined crystal form.
Mineralization	The process of formation of minerals in a specific area or geological formation.
Mineral Properties or Mineral Property	The right to explore and/or mine granted by a government pursuant to one or more of a claim, contract of work, special exploration permit, mineral lease or mineral permit.
Nanoparticulate	Composed of or comprising particles on the order of 0.1 to 100 nanometres in size.
Oil Sand Deposit	A porous body of sandstone containing liquid hydrocarbons or bitumen.
Ordovician	The geological time period between about 500 and 435 million years ago.
Paleozoic Era	The major geological time period between about 240 and 570 million years ago.
Prairie Gold Model	An exploration model postulating the origin of microparticulate precious and non-precious metals observed in rocks from the Athabasca region of Alberta and the Dawson Bay area of Manitoba. In this model, metals are carried in brines of sedimentary origin and are deposited where oxidation-reduction reactions cause the metals to precipitate.
Precambrian Era	The major period of geologic time before 570 million years ago.
Precious metals	A group of unoxidizable metals of relatively high economic value; includes silver, gold, platinum and palladium.
Recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
Sedimentary Rock	A rock originating from the weathering of pre-existing rocks which is deposited in layers on the Earth's surface by air, water or ice.
Structure	The physical arrangement of rock related to its deformation by, for example, faulting.
Tailings	The material removed from the milling circuit after separation of the valuable metals.
Tertiary	The major geological time period between about 65 and 2 million years ago.
Tier 1 Company	The Canadian Venture Exchange Inc. currently classifies issuers into two different tiers based on standards including historical financial performance, stage of development and financial resources of the issuer. Tier 1 is the Exchange's premier tier and is reserved for the Exchange's most advanced issuers with the

	most significant financial resources.
Troy ounce	Unit of weight measurement used for all precious metals. The familiar 16 ounce avoirdupois pound equals 14.583 troy ounces. One troy ounce is equivalent to 31.1034 grams.
Unmetamorphosed	Refers to rocks that have not undergone metamorphism, where metamorphism is the process by which the mineralogy and textures of a rock changes during deep burial or by contact with igneous rocks at high temperature and/or pressure.
U.S.	Refers to the United States of America.
Western Canadian Sedimentary Basin	A large area of sedimentary rock in western Canada covering much of Manitoba, Saskatchewan, Alberta and the western Northwest Territories where sediments of late Precambrian through Tertiary age were deposited on rocks of the Precambrian Shield.

CONVERSION FACTORS:

1 Troy ounce	= 31.1034 Grams
1 Tonne	= 1.1023 Short tons
1 Tonne	= 2,204.6 Pounds
1 oz/ton	= 34.3 grams per tonne
1 Hectare	= 2.4711 Acres
1 Kilometre	= 0.6214 Miles
1 Metre	= 3.28084 Feet
1 micrometre	= 0.000001 metre
1 nanometre	= 0.000000001 metre
1 inch	= 25,400 micrometers
1 inch	= 25,400,000 nanometers

SYMBOLS:

Au	= Gold
g/t	= Gram per tonne
oz/ton	= Troy ounce per ton
PGM	= Platinum group metals

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information presented in or incorporated by reference in this annual report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Birch Mountain Resources Ltd. (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" or "Birch" means Birch Mountain Resources Ltd., its predecessors and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk of developing new technology, protection of intellectual property, exploration and development of mineral properties and related activities, the ability to finance future exploration and development, market prices for precious metals, the ability to produce and market precious metals, the actions of government authorities including increases in taxes, changes in environmental and other regulations, and changes in government, and the dependence upon the abilities and continued participation of certain key employees of Birch. As a result of the foregoing and other factors, no assurance can be given as to future results, levels of activity and achievements.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of Birch since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to Birch or persons acting on its behalf are expressly qualified in their entirety by this notice. Except as required by law Birch disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This item is not applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3   KEY INFORMATION

A.   Selected Financial Information

The following selected consolidated financial data for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 are derived from the audited consolidated financial statements for the periods indicated and should be read in conjunction therewith. References to the three month periods ended March 31, 2001 and 2000 are derived from the Birch unaudited interim financial statements and should be read in conjunction therewith. **All monetary references contained in this Item 3 are in Canadian dollars.**

SELECTED FINANCIAL INFORMATION TABLE

	Three Months Ended March 31		Twelve	
	2001	2000	2000	1999
Canadian GAAP (1)	(in thousands of Canadian dollars, except loss per sha			
Revenues	21	19	195	71
Expenses	626	313	3,964	873
(Loss) before income taxes	(605)	(294)	(3,769)	(802)
Net (loss) for the year	(553)	(294)	(3,531)	(576)
(Loss) per share(2)	(0.02)	(0.01)	(0.11)	(0.02)
Total Assets	2,518	13,203	11,491	8,982
Liabilities	355	562	385	325
Shareholders' Equity	2,163	12,461	11,106	8,657
Total Common Shares outstanding(3)	33,553	31,567	33,553	28,290

	Three Months Ended March 31		Twelve	
	2001	2000	2000	1999
U.S. GAAP (1)	(in thousands of Canadian dollars, except loss per sha			
Revenues	21	19	195	71
Expenses	626	2,284	4,474	1,486
(Loss) before income taxes	(605)	(2,265)	(4,279)	(1,415)
Net (loss) for the year	(605)	(2,265)	(4,279)	(1,415)

```
(Loss) per share(2)              (0.02)          (0.07)          (0.13)          (0.05)
Total Assets                     2,518           3,404           3,153           1,153
Liabilities                        355             562             385             325
Shareholders' Equity             2,163           2,842           2,768             828
Total Common Shares             33,553          31,567          33,553          26,681
outstanding(3)
```

Notes:

(1) Refers to Canadian Generally Accepted Accounting Principles.

(2) The net loss per common share was calculated using the weighted average number of common shares outstanding during the period indicated.

(3) End of period. Excludes stock options and any other outstanding convertible securities.

(4) Refers to U.S. Generally Accepted Accounting Principles.

Neither Birch nor its predecessors have declared or paid dividends on its common shares during the last five fiscal periods. Any future decision to declare dividends on Birch common shares will be made by the Board of Directors depending upon the financial requirements of Birch to finance growth, the financial condition of Birch and other factors which the Board of Directors of Birch may consider appropriate in the circumstances. Birch anticipates that future earnings will be retained for the development of its business and does not anticipate the payment of dividends to shareholders for the foreseeable future.

Exchange Rates

Financial information in this Annual Report is expressed in Canadian dollars, unless otherwise noted. References to "Cdn$" or "$" are to Canadian dollars. The following tables sets forth, for the period indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in Canadian dollars as certified for customs purposes. On June 15, 2001 the noon buying rate was Cdn$1.00 = US$0.6571.

Year Ended December 31,	High	Low	Average	Period End
1996	0.7515	0.7215	0.7334	0.7301
1997	0.7489	0.6948	0.7223	0.6997
1998	0.7105	0.6343	0.6743	0.6534
1999	0.6929	0.6537	0.6730	0.6929
2000	0.6973	0.6413	0.6733	0.6666

Month	High	Low
May 2001	0.6532	0.6435
April 2001	0.6512	0.6333
March 2001	0.6502	0.6340
February 2001	0.6695	0.6497
January 2001	0.6690	0.6596
December 2000	0.6666	0.6496

B.   Capitalization and Indebtedness

This item is not applicable.

C.   Reasons for the Offer and Use of Proceeds

This item is not applicable.

D.   Risk Factors

Legal, Regulatory and Stock Exchange Listing Risks

In all areas where Birch conducts activities, there are statutory provisions regulating exploration and development of mineral resources. Birch may be constrained or forbidden to develop a mine in areas of economic mineral deposits as a result of conflicting regulations governing other natural resource extraction activities. Regulatory agencies may impose operating limitations which may adversely affect Birch's revenues and/or the economic viability of a project.

On the basis of statements contained in the Company's news release of June 15, 2000, trading of the Company's common shares was halted by the CDNX on June 16, 2000. On June 28, 2000, the CDNX suspended trading in the Company's shares. The news release of June 15, 2000 contained statements that, in the view of the CDNX, "...indicate or infer that the Company has developed a technology that can detect and/or extract gold not quantifiable by conventional means." The CDNX also expressed that it, "...was skeptical of representations that undetectable gold in <u>economically significant</u> quantities exists on the Company's property or that it had or was developing a process to detect and/or extract this gold." Therefore, the CDNX, "....further advised the Company that, prior to the public disclosure of results from the property or with respect to the successful testing or advancement in this technology, [they] would require independent verification by a qualified professional known to the Exchange."

Following a period of information review and consultation, the Company agreed to (a) issue a clarifying news release, (b) allow the CDNX to conduct an independent technical audit, and (c) provide an undertaking to the CDNX by insiders of the Company not to trade in the Company's securities until the independent audit is complete. On this basis, the CDNX agreed to allow trading in Birch's shares to resume. The clarifying news release was issued on September 27, 2000, and the CDNX reinstated trading the Company's common shares on September 29, 2000. The clarifying news release reviewed the history of Birch's exploration in Athabasca, emphasizing that its mineral properties were at the exploration stage and that they contained no identified commercially viable mineral deposit or mineral reserve. Readers should not, therefore, consider the information contained in the news release of June 15, 2000 in isolation and are referred to the news releases of July 19, 2000 and September 27, 2000, for clarification.

The independent audit of Birch was to determine whether or not there is reasonable evidence of potentially economic concentrations of minerals and reasonable evidence of potential commercial applications for the technology under development. The specific scope of work included:

•   Summary review of past work on the Athabasca mineral property and other Mineral Leases held by the Company and how such work has been disclosed to the public;

•   Review work relative to the identification of a "new form of precious metal" within the context of a new ore deposit model and how such work was disclosed to the public;

• Review the Company's approach to reviewing various assay methodologies and the basis of the determination that they were unsatisfactory for this "new form of previous metal" and new ore deposit model;

• Review the dissemination of the various assay results in press-releases in terms of timing and completeness of disclosure;

• Review the sample preparation methodology and process development in respect of the reported extraction methodology. This will require a reasonable level of disclosure by the Company and the auditor has reserved the right to have the process reviewed by individuals with the appropriate academic qualifications if deemed necessary;

• Supervise test work at an independent laboratory, along with such other conventional assay techniques as may be deemed appropriate by the independent auditor. The location and protocol for the test will be decided by the independent auditor after discussions with the Company; and

• Produce a draft report to the CDNX outlining the results of the audit and making recommendations for adequate disclosure to the public.

Associated Mining Consultants Ltd. ("AMCL") of Calgary, Alberta conducted the independent technical audit. The audit began on October 6, 2000, and a final report was issued to the CDNX and the Company on February 8, 2001. The Company issued a news release on February 16, 2001, which contained AMCL's conclusions and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with a number of AMCL's conclusions.

The conclusions of the AMCL technical audit, together with the Company's response to each of the conclusions are as follows:

Audit Conclusion #1

All the assay results quoted in the BMD news releases are supported by assay certificates or reports from laboratories. There is no evidence to suggest that any of the samples were tampered with in any manner.

Company response to #1

This statement is factual.

Audit Conclusion #2

In our opinion, there is limited disclosure of negative results, repeated disclosure of the same positive results in different contexts and promotional and misleading statements in the BMD news releases.

Company response to #2

The Company disagrees with this characterization of the news releases. Most of the disclosure reviewed by AMCL was several years old and had been vetted and commented on by senior staff of the Surveillance Department of The Alberta Stock Exchange prior to release. The Company agrees that there has been repeated disclosure of certain positive results. A significant proportion of the negative assay results examined by AMCL were not material, being data obtained from oil sands companies from lands for which the Company does not hold mineral rights, or were analyses of samples from oil sands delineation drill holes which were not part of a Company planned drilling program.

Audit Conclusion #3

The Company believes that it has identified nano particulate material (nano-clusters) in slides prepared for scanning electron microscope (SEM) through use of energy dispersive X-ray analysis. The Company believes that normal mining assay methodologies have not established the presence of gold, reliably or reproducibly, as the gold occurs in a new form which is not amenable to aqua regia leach or fire-assay pre-concentration. It is our opinion that even if gold or other precious metals are present in the samples, the concentrations are so low as to be near to or below the detection limit of the analytical methods.

Company response to #3

The first sentence is factually incorrect; scanning electron microscopes do not have adequate resolution to identify nanoparticulate metals in Birch's rocks. The method described by AMCL is not used by the Company to identify natural nanoparticles. It is inaccurate to conclude that the Company believes that the form of metals is not amenable to aqua regia leach or fire assay. It is the Company's belief that the form of metals complicates, but does not preclude, normal assay methodologies. The conclusion in the last sentence is contrary to two reports prepared independently of the Company that stated that there are unusual levels of gold, silver, platinum and palladium present in a number of locations on the Company's Athabasca mineral properties.

Audit Conclusion #4

It is our opinion that the majority of competent assayers examining the BMD data would come to the conclusion that there is little precious metal in the BMD samples of Athabasca rocks and that the sporadic positive results reported are due to interferences, contamination or other known reasons. The only convincing evidence that would be accepted that there is significant metal values in the Athabasca rocks is for BMD to consistently produce gold or other precious metal, in metallic form, from their samples, which, so far, they have failed to do.

Company response to #4

AMCL was presented with third party reports which contained assay results demonstrating unusual gold and platinum concentrations from two competent assay labs in Canada and two assay laboratories in South Africa. The samples assayed were prepared and submitted for assay independent of the Company. The Company assumes that AMCL disagreed with these results and believes that AMCL drew unsubstantiated conclusions that the results must be due to "interferences, contamination or other known reasons".

Audit Conclusion #5

BMD claim to have identified a new form of naturally occurring precious metal. The nano-particles identified by BMD are analysed as non-precious metal (the specific element is not identified at the request of BMD). The CANMET report specifically states that the non-precious metal is crystalline and gives its' crystal structure as the face-centred cubic structure. No precious metal nano-particles have been observed by BMD. It is therefore misleading to suggest that BMD have confirmed a new form of naturally occurring precious or other metal.

Company response to #5

The first sentence is factually incorrect. The Company has stated that it has documented a "previously unreported" form of metal, not a "new" form of metal. The Company retracted its identification of precious metals in this form, that was reported in error, in a news release three months before AMCL started the audit. Birch asserts that it is the size of the particles, not their crystallinity that distinguishes them from other natural forms of metal. This distinction was recognized by Natural Resources Canada, CANMET, Materials Technology Laboratory in Ottawa.

Audit Conclusion #6

It would be presumptuous to totally dismiss the theories of BMD regarding the potential for precious metals as nano-particles or micro-particles in the Athabasca rocks. However, such work is the domain of research institutions rather than a junior mining company. If the company is to pursue this high-risk research as its' main activity, then this should be made clear to the investing public. AMCL is of the opinion that the current research focus represents a "material change of business" for the Company.

Company response to #6

The last three sentences are outside the scope of the audit, and represent an irrelevant, gratuitous opinion.

Audit Conclusion #7

AMCL is of the opinion that BMD's research is based on a hypothesis that does not permit verification by conventional and internationally accepted assay or chemical methodologies. At this time we cannot recommended any testing program.

Company response to #7

The Company employs chemical methodologies and instrumentation used by geoscientists in well-equipped laboratories in Canada, the United States and many other countries. The detection of nanoparticulate materials was conducted by competent scientists at Natural Resources Canada, CANMET, Materials Technology Laboratory in Ottawa and the University of Calgary.

Audit Conclusion #8

BMD has insisted that any references within the text of this report, that refer to, or may possibly compromise, a U.S. patent application be deleted. AMCL has suggested to Birch that this represents an area of concern for the Exchange; as to whether BMD actually has any specific item or technology which may in fact be patentable. AMCL has raised this issue with Officers of the Company but at the date of this report has not received any answer or suggestion as to how to resolve this issue.

Company response to #8

The audit began with a meeting on October 6, 2000, attended by AMCL, Company staff and Company legal counsel. The senior staff member of AMCL stated at the meeting that AMCL would not examine the Company's U.S. patent application. AMCL agreed that any confidential or proprietary data provided to them would not be included in a final report that might be publicly released. On this undertaking, and in consideration of AMCL having signed a Confidentiality Agreement, technical information related to the patent application was provided to AMCL during the course of the audit.

The CDNX was provided with a letter from the Company's U.S. patent attorney confirming that they had prepared and filed a patent application and that the claims in the application are entirely proper subject matter for patenting. The CDNX has advised the Company, subsequent to the completion of the audit, that it does not require further information on the patent application or its relevance to the Company's on-going business focus.

Audit Conclusion #9

AMCL has obtained and had analysed, commercially available gold colloid sols in the 5 nm particle size range using conventional (mining) assay methodologies.

Company response to #9

AMCL was advised prior to undertaking this test that it was, in the Company's opinion, not a meaningful exercise in that artificially manufactured nanoparticulate gold colloid sols can be expected to behave differently from naturally occurring nanoparticles. The tests performed by AMCL were done in a highly controlled fashion and showed that up to 30% of the man-made gold nanoparticles were not recovered by standard analyses, supporting the Company's contention that precious metals as nanoparticles may explain problems in determining precious metal concentration in rock from Athabasca by conventional methods.

On March 5, 2001 the CDNX suspended the trading of the Company's shares and issued the following bulletin: "The shares of the Company will be suspended at the close of trading March 5, 2001 pursuant to Rule C.1.07. The Exchange is reviewing issues that arise from the findings of the technical audit conducted by Associated Mining Consultants Ltd. and from its own review of the Company affairs."

On March 8, 2001, Birch Mountain filed an appeal with the Alberta Securities Commission pursuant to section 53.6 of the Securities Act (Alberta) requesting a review of the decision of the CDNX to suspend trading. The Company issued a news release on March 14, 2001 that advised shareholders of this action and outlined the basis for the appeal.

The Company has been unable to resolve its disagreements with the CDNX with respect to the content and conclusions of the audit report, and may consider making application to voluntarily de-list from the CDNX. The Company is in the process of exploring alternative secondary trading opportunities for the Company's securities. There is no assurance that the Company will be successful in obtaining an alternative listing for its securities or that if such alternative listing is obtained that an active trading market for the securities will develop.

Contractual and Financing Risks

The Company holds large land blocks under Special Exploration Permits, issued by the Government of Manitoba, and Mineral Permits and Mineral Leases issued by the Government of Alberta. The terms and conditions of Special Exploration Permits and Mineral Permits require a prescribed level of exploration expenditures for each two year period in order to continue to hold the rights to explore the land. Mineral Leases require an annual rental payment in order to hold the leases in good standing. The Company currently has the financial resources to hold its exploration land held under Mineral Permits in good standing for two years from the date of the previous assessment filing, that occurred on February 11, 2000. Land held under Mineral Permits in Alberta will require exploration assessment filings with the

Alberta Government in the year 2002 valued at $10.56 million if the Company elects to continue to hold all of the land. An Exploration Assessment Report is filed with the government that documents the work, results and money spent on exploration conducted by the Company. During a two-year period on lands held under Mineral Permits. Assessment costs are an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) in two year increments over the ten year term of the Mineral Permits. Based on the amount of land held by Birch under Mineral Permit, it will require $10.56 million in exploration expenditures in 2002 to hold all of the land until 2004. The Company continues its exploration and anticipates that the extent of its mineral properties will be reduced to areas Birch believes to be the most prospective. Annual rental payments on Mineral Leases in the Athabasca valley will cost an estimated $175,000 in the year 2001 and in each year thereafter, unless the Company elects to convert additional lands to Mineral Lease or drop existing Mineral Leases. The ability to hold Mineral Leases in good standing is not related to the requirement to make exploration expenditures. Exploration expenditures or payment in cash to the government of $82,000 in the year 2001 and $176,000 in the year 2002 are required to hold the Special Exploration Permits in Manitoba. There is no assurance that the Company will be able to raise additional funds or have sufficient exploration expenditures to be able to hold all the land in good standing beyond the current term.

Technology Development Risk

The Company has developed new technology of which some, but not all of the elements, have been independently verified and for which it has filed a U.S. patent application in mid-2000, to protect its intellectual property. The Company will continue to file additional applications as the technology is further developed, but there is no assurance that Birch will receive patent protection for its new technology or that patents granted to the Company will not be successfully challenged. The audit report prepared by a CDNX appointed technical auditor does not fully support the Company's findings. See "Legal, Regulatory and Stock Exchange Listing Risks". The Company will continue to work on new mineral extraction technology, for rocks from its mineral properties, but there is no assurance that it will be economically viable or that there will be a market for the new technology. If the new technology does not prove to be commercially viable, the Company will explore for conventional mineral deposits.

Intellectual Property Protection

The Company relies on a combination of patent, confidentiality procedures and contractual provisions to protect its proprietary rights in its technology. The Company generally enters into confidentiality agreements with its employees, consultants and advisors and limits access to, and distribution of, its proprietary information. Despite the Company's efforts to safeguard and maintain its proprietary rights both in the U.S. and abroad, there can be no assurance that the Company will be successful in doing so or that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of the Company's technology or to prevent an unauthorized third party from copying or otherwise obtaining and using the Company's technology. In addition, policing unauthorized use of the Company's technology is difficult and expensive.

There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with our without merit, could be time consuming, result in costly litigation and diversion of management's attention. Adverse determinations in such claims or litigation also could have a material adverse effect on the Company's business, operating results and financial condition.

Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition, regardless of the final outcome of such litigation.

Exploration Risk

Mineral exploration involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Birch's mineral properties will prove to be economically viable. Even if Birch discovers economically viable mineral deposits, there is no assurance that profitable marketing and sales arrangements can be implemented or that Birch will be operated as a profitable business. Birch competes with larger companies that have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Any investment in Birch at this time is highly speculative.

Mineral exploration activities are subject to numerous risks, many of which are beyond Birch's control. These factors include the cost of labour, materials and services, cost of financing, technological change, demand for and price of commodities, and government regulation, including regulations related to taxes, royalties and environmental protection, the exact effects of which cannot be accurately predicted. There is a risk that no commercial deposits of precious or non-precious metals will be discovered.

There is no conclusive evidence supportive of the occurrence of precious metals in potentially economic concentrations or quantities on Birch's mineral properties. There is no assurance that the Company has a commercially viable mineral deposit on its mineral properties. Much more drilling and testing will be required together with technical evaluations of the data before the company can conclude that there is an economically feasible mineral reserve suitable for development. The Company faces certain risks over and above those of conventional mineral exploration companies. Conventional fire assay has not, in general, produced repeatable precious metals concentrations above trace levels for rocks from the Company's mineral properties. There is a risk that an effective fire assay method may not be developed. The failure to obtain repeatable precious metal concentrations by standard methods may mean that there are no significant concentrations of precious metals. If Birch is not successful in identifying a method to quantitatively determine precious metals concentrations, it may or may not be possible to define a precious metal deposit, if such a deposit exists. If a precious metal deposit can be defined, a method for commercial production of precious metals may or may not be available.

Environmental

The mining industry is subject to environmental regulation pursuant to extensive legislation enacted by federal and provincial governments in Canada. Birch is able to conduct its exploration within the provisions of the applicable environmental legislation without undo constraint on its ability to carry on efficient operations. Public expectation of the mining industry's environmental performance remains high and this continues to translate into new and generally more rigorous environmental policies, legislation and regulations. The approval of new mines in Canada has, for the past two decades, been the subject of detailed review through a clearly established public hearing process. Vigorous interventions by well-organized environmental groups in the public hearing process have demonstrated their interest in resource development projects, particularly if the development includes a mine. The Canadian Federal Government has nearly completed a review, with a large number stakeholder groups, of the Canadian Environmental Assessment Act, with the objective of reforming this statute. The Company expects that more stringent regulations may be the outcome of this process. Birch has established environmental policies and procedures that it believes should allow it to operate effectively under increasingly stringent environmental laws, but there is no assurance that the Company will be granted all of the necessary permits in the future.

Going Concern Qualification to Financial Statements

The Company's auditors have raised the issue that we may not be able to continue as a going concern as a result of a lack of profits. We have used substantial amounts of working capital in our operations and have sustained significant operating losses. During the nine-month period ended September 30, 2000, the Company raised approximately $2,697,546 from private placements and an additional $1,666,880 pursuant to the exercise of warrants and options. While this capital may allow the Company to operate in the short term, the Company may not be able to continue as a going concern thereafter if it does not generate profits or secure additional financing.

Management

At May 31, 2001, Birch had nine employees working full time for the Company, including Douglas J. Rowe, President and Chief Executive Officer, Donald L. Dabbs, Vice President and Chief Financial Officer, and Hugh J. Abercrombie, Vice President, Exploration.

Birch also relies on the services of a number of consultants for technical and operational guidance. Birch believes that its relations with its employees, management and consultants are satisfactory. There can be no assurance that such individuals will remain with Birch for the immediate or foreseeable future. From time to time, Birch also utilizes the services of independent consultants and contractors to perform various specific professional services, particularly in the areas of drilling, analytical services, research and environmental assessment.

Birch is relying upon the good faith, expertise and judgment of the officers and directors of the Company to make appropriate decisions with respect to investments and operations. Birch will be dependent on maintaining its key staff to advance its technology and explore for and delineate mineral deposits on the Company's mineral properties. Birch may rely on joint ventures or other business relations with companies to advance the development of its technology and mineral properties.

Shareholders Rights Plan

Although the Company's shareholders rights plan ("Rights Plan") is not intended to prevent a take over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Company, it may have the result of discouraging certain transactions by making such transactions impractical.

Gold and Precious Metal Pricing Risks

If the Company were able to identify an economic mineral deposit on its Mineral Permits or Mineral Leases, the price of precious and non-precious metals may have a significant influence on the market price of the Company's shares and the Company's business activities. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the U.S. dollar and foreign currencies, global and regional demand, sale of gold by central banks, forward selling by producing companies and the political and economic conditions of major gold producing countries throughout the world.

Recently the price of gold has been at or near 20 year lows. As of May 28, 2001, the closing price for gold was US$269.30 per troy ounce. The following table sets forth the average of the daily closing price for gold for the periods indicated as reported by the London Metal Exchange:

 Year Ended December 31,

	5 Yr. Avg	2000	1999	1998	1997	1996
Gold (US$/troy ounce)	314.60	271.50	279.00	294.00	340.00	388.00

Control by Existing Officers and Directors

Birch's executive officers and directors (excludes officers who are not full time employees) currently own an aggregate of 4,441,024 options, warrants and issued common shares, which represents approximately 11.8% of the fully diluted common shares as of the date hereof. As a result of this stock ownership, these officers and directors may be in a position to affect corporate actions in a matter that could conflict with the interests of its public shareholders.

Enforcement of Civil Liabilities

As a substantial amount of Birch's assets are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court of the United States against its assets or its subsidiaries or its directors and officers which are resident outside of the United States.

ITEM 4   INFORMATION ON BIRCH

A.   History and Development of Birch

According to a Certificate of Amalgamation issued on December 31, 1995 under the provisions of the Business Corporations Act (Alberta), Birch was formed by the merger of one of Birch's predecessors, also named Birch Mountain Resources Ltd., and its wholly owned subsidiary, Birch Mountain Minerals Ltd.

Birch's head office and registered office are located at 3100, 205 Fifth Avenue S.W., Calgary, Alberta T2P 2V7, (403) 262-1838, and Suite 1600, 407 - 2nd Street S.W., Calgary, Alberta T2P 2Y3, (403) 237-9050, respectively.

Over the past year the Company has expanded its activities from exploration to include advanced research methodologies to understand the nature and properties of the precious and non-precious metals in the sedimentary rock from its exploration properties in northeastern Alberta. The Company's work lead to the development of methods to extract and image, using high-resolution electron microscopes, naturally occurring nanoparticulate metals in these rocks. The commercial significance of these findings has not been determined, but the results are being used to assist in the development of methods to measure the concentration of metals in these sedimentary rocks. A reliable method for measuring metal concentration has not yet been developed or independently verified.

To assist with the advancement of the technology, the Company has established a Scientific Advisory Board comprising, at the present time, of two senior chemists - Dr. Richard Puddephatt and Dr. Robert Fitch.

Dr. Puddephatt is a Fellow of the Royal Society (UK), Fellow of the Royal Society of Canada and Professor of Chemistry at the University of Western Ontario. He has published several books on the chemistry of gold and more than 450 peer reviewed scientific publications in the field of chemistry. Dr. Puddephatt holds patents and is Senior Editor of the Canadian Journal of Chemistry.

Dr. Fitch, President of Fitch and Associates, is primarily involved in assessing new technologies and research in chemistry and physics. Dr. Fitch retired as Senior Vice President of Research and Development for SC Johnson Wax in 1990. Prior to that, he was professor of Chemistry and Materials Science at the University of Connecticut. Dr. Fitch holds patents and has published over 100 papers and three books in the fields of polymer colloids and polymers at interfaces.

The primary functions of the Scientific Advisory Board are:

- to provide independent advice to the Board of Directors on scientific matters,
- to advise management on the Company's scientific program, and
- to provide a liaison role with scientific institutions and researchers on specific technical activities.

B. Business Overview

Birch is an exploration stage company engaged in the search for commercially viable deposits of precious and non-precious metals. The Company has no assurance that a commercially viable ore deposit exists in any of its mineral properties. The Company is also involved in the development of methods to recover naturally occurring nanoparticulate metals from sedimentary rock on the Company's mineral properties. There is no assurance that there are commercial concentrations of nanoparticulate metals, or that a commercially viable process will be developed to extract these metals from rock on the Company's mineral properties.

The Company has had no sales from production, and has only received $390,000 from the sale of exploration data plus incidental interest and other minor revenue.

Birch will continue work related to developing and improving its mineral extraction and measurement technology in the Company's lab, with verification of results in independent research laboratories.

Birch will continue exploration work using the electric logs and geochemical analyses of core from over five hundred wells drilled by Birch and oil sands companies that hold overlapping mineral interests. The core and e-logs have been provided to Birch under the terms of the cooperation agreements with oil sands companies that hold overlapping mineral rights, more fully described in Item 4(D)-Property, Plants and Equipment. These analyses will be used, in conjunction with other analytical results, to focus future exploration drilling to areas of alteration and elevated metal content in the Devonian limestone.

The Company does not currently plan a major field-drilling program in the first six months of 2001. Although there are currently no plans for additional drilling, this may change depending on the results of on-going geological and laboratory analyses.

C. Organizational Structure

Birch has one active, wholly owned subsidiary, Dawson Bay Minerals Inc. ("Dawson Bay"), a company incorporated pursuant to the *Corporations Act* (Manitoba) on October 24, 1996 with a registered office located at 2200, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L3. Unless the context requires otherwise, whenever the word "Birch" is used, it will include Dawson Bay and Birch's predecessors.

D. Property, Plants and Equipment

Birch maintains a head office in Calgary. Executive, administrative and support staff work in the 11,000 square foot office space which also contains a boardroom. The rental commitment is $212,238 per year and Birch offsets approximately one-half of the cost by subletting to third parties.

Metallurgical Laboratory

Birch's research activities are principally carried out at the Company's Calgary laboratory. The laboratory is housed in a 1,800 square foot facility, which is leased at a cost of $16,700 per year. The laboratory is equipped for sample preparation, fire assay, wet chemical and instrumentation analyses. Most capital items are owned by Birch; an atomic absorption spectrometer is leased at an annual cost of $19,200.

Core Laboratory

Birch maintains core analysis and storage facilities in Calgary. Core drilled by Birch and core obtained from oil sands mining companies is shipped to Calgary for cutting, logging and sampling. Drill core and samples are archived in a secure storage facility. The core analysis facility is leased at an annual cost of $13,300. Long-term storage facilities are leased at an annual cost of $9,600.

Exploration Properties

Birch's Alberta mineral properties are located in areas where, over the past six years, major mining companies and junior mineral exploration companies have explored for both precious metals and diamonds. In the period from 1994 to 1995, Lac Minerals Ltd. and Tintina Mines Limited explored for precious metals in areas which are now part of Birch's Athabasca mineral property. In the period from 1997 to 1998, in a joint venture with Tahera Corporation, Birch explored for diamonds on its Alberta mineral properties. Much of the information resulting from these exploration programs is available to Birch through assessment reports filed with the Alberta Government and through information acquired as part of mineral property acquisitions.

At one time Birch held the mineral exploration rights to about 10 million acres in northeastern Alberta, but through time this has been reduced to approximately 2.1 million acres distributed across Birch's two Alberta mineral properties: Athabasca and Birch Mountains. In Manitoba, Dawson Bay Minerals Inc. holds Birch's mineral properties. Birch continues its exploration and anticipates that the extent of its mineral properties will be reduced to areas Birch believes to be the most prospective.

Alberta Properties

The majority of Birch's Alberta mineral properties are held under Mineral Permits issued by the Provincial Government of Alberta. Mineral Permits may be held for up to ten years and convey the right to explore for metallic and industrial minerals. Assessment costs must be filed every two years against an escalating work requirement ranging from $5.00 to $15.00 per hectare (approximately $2.00 to $6.00 per acre) for each 2 year assessment period. Birch owns a 100% working interest in virtually all Mineral Permits held in Alberta. Some Mineral Permits are subject to a royalty payable to the original Mineral Permit holder; Birch has the option to purchase most of these royalties for a fixed price. A small minority conveys a 1% royalty right to the original Mineral Permit holder or its designees.

Birch also holds a number of Mineral Leases. Mineral Leases are granted by the Alberta Government and convey the right to explore and produce minerals, subject to meeting development approvals. Mineral Leases are issued for 15 year renewable terms and are held on the basis of an annual rental fee of $3.50 per hectare ($1.42 per acre). Birch's Mineral Lease rental payments are $175,000 in the year 2001.

Overlapping Mineral Rights: Ownership of metallic and industrial minerals within the area of the

Athabasca Oil Sands Mining Area as defined by the Alberta Government, is split between oil sands lease holders and Mineral Lease and Mineral Permit holders. The Athabasca oil sands mining area covers all of Birch's Mineral Leases and most of Birch's Athabasca Mineral Permits. Within this area, the oil sands lease holders own the rights to all minerals that occur within the geological formations mined for oil. Oil sands lease holders do not own metallic or industrial mineral rights in either the overlying sediments, nor in the underlying Devonian limestone, which rights are owned by the Mineral Permit and Mineral Lease holder.

Athabasca: At December 31, 2000 the Athabasca mineral property comprises 100 Mineral Permits and 5 Mineral Leases covering approximately 1,891,110 acres (765,305 hectares). The dates of issue of the Mineral Permits are tabulated below. Precious metals are the principal exploration target on the Athabasca mineral property. Birch has also conducted diamond exploration on its Athabasca mineral property.

Athabasca Mineral Permits by issue date.

Year	No. of Permits	Area (hectares)	Area (acres)
1990	2	4,558	11,263
1993	24	217,135	536,550
1994	35	265,684	656,517
1996	18	154,368	381,450
1998	18	119,744	295,893
1999	1	420	1,038

Birch Mountains: At December 31, 2000 the Birch Mountains mineral property comprises 9 Mineral Permits issued in 1994, covering approximately 204,959 acres (82,944 hectares). Diamonds are the principal exploration target and Birch has also conducted some preliminary precious metal exploration on the Birch Mountains Mineral Permits. Birch has identified a series of potential targets for diamond exploration on its Birch Mountains Mineral Permits.

Manitoba Properties

Birch's Manitoba mineral properties are held by Dawson Bay. Mineral tenure is held through Special Exploration Permits issued by the Province of Manitoba. The Special Exploration Permits convey the right to explore for minerals and to convert to mineral claims. The right to produce metals is awarded by conversion to lease from a mineral claim. The Special Exploration Permits are renewable for negotiable periods of up to five years with an escalating work commitment ranging from $0.50 per hectare ($0.20 per acre) in year 1 to $4.00 per hectare ($1.62 per acre) in year 5 and an additional $1.00/hectare for every year thereafter.

Dawson Bay: At December 31, 2000, Birch's Dawson Bay mineral property comprises three Special Exploration Permits, SEP 96-1, 99-1 and 99-2, covering 228,004 acres (92,270 hectares) in west-central Manitoba. Precious metals are the principal exploration target on Birch's Dawson Bay mineral property. As a subsequent event, the Company announced on May 8, 2001 that it had relinquished 202,614 acres (82,030 hectares) of Special Exploration Permits in the Dawson Bay area of Manitoba.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This discussion should be read in conjunction with Birch's Consolidated Financial Statements. Birch's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP. For a discussion of these differences, see Note 13 to Birch's audited consolidated financial statements.

A.   Operating Results

Years Ended December 31, 1998, 1999 and 2000

Costs and Expenses

Total costs and expenses were $2,171,366 in 2000, up from $835,687 in 1999 and $737,371 in 1998. Salaries, management fees and benefits increased in 2000 due to addition in staff and the restoration of salary reductions made in previous years, and were $475,912 compared with $247,780 in 1999 and $198,538 in 1998. Under Consulting, a non-cash finder's fee of $490,000 paid to American Precious Metals ("APM") of Mountain Lakes, New Jersey, was the largest expense item in 2000. The higher expenses in 2000 reflected the significant increase in laboratory work and the filing of a U.S patent. Office expenses included an assessment filing to hold our Athabasca and Birch mineral permits for two more years. Legal, consulting and staff costs associated with the suspension of trading imposed by the CDNX and the independent technical audit ordered by the CDNX represented a major increase in operating expenses in 2000. The preparation and filing of the Form 20-F Registration Statement with the United States Securities and Exchange Commission also resulting in considerable additional professional costs in 2000. Higher expenses in 1999 versus 1998 reflected our increased laboratory work and industry activity associated with our co-development agreements with major oil sands producers in Athabasca.

Corporate Income and Expense

Birch is engaged in mineral exploration and technology development related to mineral characterization and extraction from rock on its mineral properties. Birch's main source of income from year to year is interest earned on its term deposits. The interest income over the years has varied with the amount of money in term deposits and has not been a significant component of Birch's ability to operate. Interest and other income in 2000 was $194,504 compared with $71,096 in 1999 and $38,316 in 1998.

Birch and its subsidiaries have no income from production as our properties are still at an exploration stage and technology is still under development. Birch spends about $150,000 per month for management and shareholder services, outside consulting, laboratory analysis, evaluation of geological samples, travel and other expenses. Legal and other expenses, including expenses associated with the registration with the United States Securities and Exchange Commission, have added to this base rate of expenditures.

Three Months Ended March 31, 2000 and 2001

Total costs and expenses were $626,359 in the first quarter of 2001, up from $311,857 in the first quarter of 2000. In comparing total expenses, the $570,000 of exploration expenses in the first quarter of 2000 must be added, bringing total first quarter expenses in 2000 to $881,857. Shareholder services and promotion expenses were $52,771, down from $83,081 in the first quarter of 2000, but salaries, management fees and benefits increased from $98,791 in the first quarter of 2000 to $119,430 due to an increase in staff. Professional fees increased significantly in the first Quarter of 2001 to $119,430 from $58,920 the year before due to activities associated with the CDNX technical audit, including the payment of the consulting fees of AMCL. Other expenses included the filing of additional amendments to the 20-F Registration Statement with the United States Securities and Exchange Commission ("SEC"). The increased lab and research costs reflect the priority placed on advancing the Company's extraction and analysis technology.

Exploration expenses in the first quarter of 2000 were $570,000 due largely to a drilling program on the Company's Athabasca leases. As explained above, the accounting procedures have changed and exploration costs are now expensed and are down sharply from 2000, to $130,551 as there have been no field activities in the first quarter of 2001.

B.   Liquidity and Capital Resources

Years Ended December 31, 1998, 1999 and 2000

Birch's primary sources of cash have been private placements. At December 31, 2000, Birch's working capital was approximately $2.6 million. Birch completed private placement financings of $2.7 million in January 2000, and the exercise of warrants in April 2000 provided an additional $1.3 million. While Birch Mountain has been successful in raising funds, Birch believes that junior resource companies will continue to have difficulty financing new issues in 2001. As a result, Birch will remain prudent and cautious, preserving its working capital by conducting selective field programs and value-adding laboratory work as well as minimizing general and administrative costs.

Comparatively, at December 31, 1999, working capital was approximately $700,000 following private placements in April and November that generated $1.7 million of cash. Working capital at December 31, 1998 was $270,000.

Capital expenditures totaled $2.4 million in 2000, of which 95% was directed to exploration. Exploration programs were focused on Birch's two major Prairie Gold prospects, directing 97% of 2000 exploration expenditures to our Athabasca project and the balance to our Dawson Bay project. Birch spent $160,539 on scientific research in 2000, primarily on the development of proprietary extraction and analytical techniques. There were no similar expenditures on scientific research in the previous two years. The results of our scientific research led to the filing of a U.S. patent application in the spring of 2000. Birch is continuing its work in Birch's lab, at university and government labs in Canada and at various competent independent laboratories.

In comparison, Birch's capital expenditures in 1999 were $680,000, with 90% directed to the Athabasca project and in 1998, they were $2.3 million. Of the $2.3 million spent in 1998, approximately $1.5 million was recovered under the terms of a joint venture agreement negotiated with Tahera Corporation ("Tahera") in January 1998. There were no funds spent on the diamond joint venture with Tahera in 1999 or 2000, and the joint venture agreement was subsequently terminated, with Tahera earning no interest in the land.

Financing activities provided cash of $4,364,500 in 2000, primarily from proceeds received from private placements. On January 28, 2000, Birch announced the completion of a non-brokered private placement consisting of 2,365,256 units under which 1,160,000 common shares were issued with attached flow-through benefits. Each unit was priced at $1.15 and consisted of one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at an exercise price of $1.50 per common share for one year from the date of issuance.

In 1999, Birch completed two non-brokered private placements. The first consisted of 2.9 million units under which 1.45 million common shares were issued with flow-through benefits and 1.45 million without. Each unit was priced at $0.36 and consisted of one common share and one-half common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at an exercise price of $1.00 per common share on or before April 12, 2000. Birch announced on April 28, 2000, that 1,322,226 of the warrants that were issued pursuant to a private placement announced on April 13, 1999 were exercised at $1.00 per common share. The second private placement in 1999 consisted of 491,305 units priced at $1.15 and comprised of one common share (of which 40,000 had flow-through benefits) and one-half common share purchase warrant entitling the holder to purchase one common share at an exercise price of $1.50 on or before November 10, 2000.

On February 9, 2001, Birch announced that the expiry date on all outstanding warrants were extended as follows: 230,652.5 warrants which were to have expired on February 10, 2001, will now expire on August 10, 2001; 764,231 warrants which were to have expired on April 21, 2001, will now expire on October 22, 2001; 408,614 warrants which were to have expired on April 25, 2001, will now expire on October 25, 2001, and 9,782 warrants which were to have expired on April 30, 2001, will now expire on October 31, 2001. The exercise price of all warrants remains at $1.50 per share.

In 1999, Birch received a refund of the Seriousness Bond plus interest, in the amount of $212,629 from the Federal Republic of Indonesia and sold 217,000 shares of Tahera Corporation for proceeds of $8,890. Birch continues to hold 177,000 shares of Tahera Corporation.

In 2000, employees, consultants and directors of Birch exercised an aggregate of 625,600 stock options pursuant to Birch's stock option plan. This compares with 257,400 stock options exercised in 1999 and 47,000 in 1998.

Birch believes that its existing capital resources are adequate to maintain operations at its current rate of investment in exploration and research to the end of 2001. However, there is no assurance that events affecting Birch's operations will not result in changes to its expenditures. Birch anticipates the need for additional funding in the future through pubic or private financing. Additional financing may not be available when needed, or if available, it may not be on terms that are acceptable to Birch Mountain. To the extent that Birch raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

Birch Mountain does not use derivative instruments. Other than the Tahera Corporation shares, which were accepted as a settlement of debt, Birch only invests in bank guaranteed certificates of deposit, and consequently, does not expect any material loss from marketable security instruments and believes interest rate exposure is limited.

Three Months Ended March 31, 2000 and 2001

The Company announced a private placement in February 2001 and the advance deposit share subscription of $73,357 is shown on the Statement of Cash Flow. The private placement was completed April 2, 2001 for 94,156 common shares at $0.77. In comparison, financing activities in the first three months of 2000 raised $4,364,500 as discussed above.

C.   Research and Development, Patent and Licenses

During the fiscal year ended December 31, 2000, the Company commenced research in new mineral technology applications. The research lead to the filing of a U.S. patent application. It is the Company's policy that costs associated with such projects are expensed in the period in which they are incurred. During the fiscal year ended December 31, 2000, the Company expensed $160,539 in research costs. The Company has no research and development expenses during the fiscal years ended December 31, 1998 and 1999.

D.   Trend Information

The Canadian Venture Exchange Inc.

A significant development in the past year was the trading suspension imposed by the CDNX. On the basis of statements contained in Birch's news release of June 15, 2000, announcing its technical achievements and the filing of a U.S. patent application, trading of Birch's common shares was halted by the CDNX on June 16, 2000. On June 28, 2000, the CDNX suspended trading of Birch's shares.

Following three months of information review and consultation, Birch agreed to issue a clarifying news release, cooperate with the CDNX to conduct an independent technical audit and provide assurance to the CDNX that insiders of Birch would not trade in Birch's securities until the independent audit was complete. On this basis, the CDNX agreed to allow trading in Birch's shares to resume. The clarifying news release was issued on September 27, 2000, and the CDNX reinstated trading of Birch's common shares on September 29, 2000.

Associated Mining Consultants Ltd. ("AMCL") of Calgary conducted the independent technical audit. The audit began on October 6, 2000, and a final report was issued to the CDNX and Birch on February 8, 2001. Birch issued a news release on February 16, 2001, that contained AMCL's conclusions, and the statement that Birch Mountain considered the audit process to have been flawed and disagreed with most of AMCL's conclusions. The CDNX again suspended trading of Birch's common shares on March 5, 2001 based on information in the AMCL audit report. Birch has detailed its disagreements with the AMCL conclusions and has filed these, together with other third-party reports, as part of our appeal of the suspension of trading with the Alberta Securities Commission on March 9, 2001. At the time of filing this annual report, there had been no developments relative to the Company's appeal.

Change in Accounting Policy

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development State ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth the name, business experience, functions and areas of experience in Birch and principal business activities performed outside of Birch (including, in the case of directors of Birch, other principal directorships) of each director, member of senior management and employees upon whose work Birch is dependent:

Name	Business Experience and Function	Principapl Business Activities and principal Directorships	Number of Common Shares and Percentage of Class Held
Douglas J. Rowe	Director, President and Chief Executive Officer of Birch since 1994	Mr. Rowe is President and CEO of the Company, and was President and Chairman of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.	2,346,883 (7.0%)
Kerry E. Sully	Chairman of the Board and Director since 1995	Mr. Sully has been President and CEO of CGX Energy Inc. since March 1999 and was President, Chief Executive Officer and a director of Ranchmen's Resources Ltd. from 1989 to 1995.	100,000 (0.3%)
Donald L. Dabbs	Vice-President, Chief Financial Officer and Director since 1994	Mr. Dabbs was the President and Chief Executive Officer of Niaski Environmental Inc. from February 1998 to August 1999. He was Regional Manager, Bovar Environmental, and had served as a Vice-President of Concord Environmental Corporation from 1988 to 1994. There, Mr. Dabbs was responsible for resource development planning and regulatory approvals for clients, particularly in the Athabasca oil sands.	379,934 (1.1%)
Lanny K. McDonald	Director since 1995	Mr. McDonald is Vice-President, Corporate Development, The Calgary	145,000 (0.4%)

		Flames. From 1989 to 1992, he was Vice-President, Corporate and Community Relations, with the Flames.	
Dr. Hugh Abercrombie	Vice-President, Exploration since 1998	Dr. Abercrombie joined the Company as Manager, Exploration in February 1997 and was appointed Vice-President, Exploration in November 1998. After completing post-graduate studies in 1989, Dr. Abercrombie worked for eight years as a research scientist with the Geological Survey of Canada. His research focused on low temperature metal transport in sedimentary basins and formed the basis for Birch's Prairie Gold model.	70,699 (0.2%)
Dr. Jack Clark	Director since April 24, 2001	For the past few years, Dr. Clark has been an Honorary Research Professor and Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients in Canada, U.S.A. and internationally.	Nil
Charles Hopper	Director since April 24, 2001	Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry. During the past four years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.	Nil
John R. Houghton	Corporate Secretary since 1998	Mr. Houghton served as a director of the Company in 1998, and has been corporate secretary since December of 1998. Mr. Houghton has been a partner in the law firm Donahue and Partners since February of 1999. Previously, he was a partner in the law firm of Mackimmie Matthews from 1984 to 1999.	Nil
Suzanne L. Loov	Assistant Corporate	Partner of Armstrong Perkins Hudson LLP since February 1, 2001 since	50,363 (0.15%)

Secretary	January 1, 2001 practicing in the areas of corporate and securities law and prior to that associate lawyer with Armstrong Perkins Hudson LLP since May 30, 1994.

To the knowledge of Birch, there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management of Birch and there is no family relationship between any of the persons named above. Pursuant to an Option Agreement dated May 9, 1996 among Birch, Calvyn M. Loree, James A. Brown, Saskatoon Natural Resources Ltd. and Robert M. Friedland, Mr. Friedland currently has the right to nominate one individual to the Board of directors of Birch; however, no such nomination has been made by Mr. Friedland for the forthcoming year.

B. Compensation

The following table sets forth the amount of compensation that was paid and benefits that were granted in the financial year ended December 31, 2000 to each of the individuals listed in Item 6(A) above.

Name	Compensation	Benefits
Douglas J. Rowe	$125,330	$1,038
Kerry E. Sully	0	0
Donald L. Dabbs	$97,208	$ 903
Lanny K. McDonald	0	0
Dr. Hugh Abercrombie	$103,075	$4,594
Dr. Jack Clark	0	0
Charles Hopper	0	0
John R. Houghton	0	0
Suzanne L. Loov	0	0

The Company has in place a stock option plan dated November 2, 1994 (the "Plan"), under which non-transferable options to purchase common shares (the "Option") may be granted to directors, officers, employees and consultants of the Company or an affiliate of the Company. The Plan contains early termination provisions for certain situations. In addition, the Plan contains provisions stating that the option period may not extend past five years and the number of common shares issuable on exercise of outstanding stock options may not exceed 10% of the issued and outstanding common shares. The Plan is administered by the Compensation Committee of the Board of Directors of the Company, who make allocations to eligible persons after considering their present and potential contributions and other relevant factors. The Plan was filed with The Alberta Stock Exchange (now the CDNX) and was approved by the shareholders on November 2, 1994.

The following table sets forth the number of options to purchase common shares of Birch granted, the purchase price and the expiration date of options granted to each of the individuals listed in Item 6(A) above.

Name	Number of options to purchase Common Shares	Purchase Price	Expiry Date
Douglas J. Rowe	200,000	$0.35	Nov. 16, 200
	120,000	$1.36	Nov. 18, 200
Kerry E. Sully	25,000	$0.70	Mar. 24, 200
	75,000	$0.35	Nov. 16, 200
	50,000	$1.36	Nov. 18, 200
Donald L. Dabbs	100,000	$0.70	Nov. 21, 200
	50,000	$0.35	Nov. 16, 200
	80,000	$1.36	Nov. 18, 200
Lanny K. McDonald	25,000	$0.70	Mar. 24, 200
	50,000	$0.35	Nov. 16, 200
	50,000	$1.36	Nov. 18, 200
Dr. Hugh Abercrombie	75,000	$0.70	Jan. 2, 2002
	150,000	$0.90	Mar. 9, 2003
	65,000	$0.35	Nov. 16, 200
	120,000	$1.36	Nov. 18, 200
Dr. Jack Clark	125,000	$0.65	April 24, 20
Charles Hopper	25,000	$0.65	April 24, 20
	100,000	$0.60	Jan. 30, 200
John R. Houghton	50,000	$0.22	July 13, 200
	50,000	$0.35	Nov. 16, 200
	50,000	$1.36	Nov. 18, 200
Suzanne L. Loov	100,000	$0.65	April 24, 20

C.   Board Practices

Directors are elected annually at Birch's annual meeting of shareholders and hold office until the earlier of their resignation or removal from office at a subsequent annual meeting of shareholders. The Board of Directors may fill vacancies created by departing directors between annual shareholders meetings. Directors representing in number up to one-third the size of the board elected at the most recent shareholders meeting may be appointed by the Board of Directors between shareholders meetings.

Audit Committee

The Audit Committee of Birch currently consists of Lanny K. McDonald, Kerry E. Sully and Donald L. Dabbs. There have been no changes to the membership of this committee since the most recently completed year-end. The general function of the audit committee is to review the overall audit plan and Birch system of internal controls, to review the results of the external audit, and to resolve any potential disputes with Birch's auditors.

Compensation Committee

The Board of Directors established a Compensation Committee on July 10, 1996 comprised of Lanny K. McDonald (Chairman of the Compensation Committee and a director of the Company), Douglas J. Rowe (the President, Chief Executive Officer and a director of the Company), Kerry E. Sully (Chairman of the Board of Directors of the Company).

Compensation Policy

The Company's compensation policy has three components: (i) base salary/consulting fee and benefits, (ii) the award of stock options and (iii) bonus. The salary/consulting fee for each executive officer is determined having regard to such executive officer's responsibilities and performance. The Committee has provided greater emphasis on the issuance of stock options to its executive officers as a major form of compensation. In the view of the Committee, the issuance of stock options has had the advantages of encouraging growth in the Company and its share value, while reducing the cash expenditures required to pay executive salaries. Previously, the Committee undertook a review of the compensation paid by similar junior natural resources issues in setting guidelines for the compensation of the Company's executive officers. The Company is currently a party to an employment contract with Douglas J. Rowe dated December 1, 1995 and approved by the shareholders of the Company on May 31, 1996. Pursuant to the employment contract Mr. Rowe receives a salary of $108,000 annually and is entitled to receive stock options as determined from time to time by the Committee. On December 5, 2000, the Board of Directors of the Company approved an increase in Mr. Rowe's annual salary to $140,000 per annum, effective June 15, 2000.

D.   Employees

The following table sets out the number of employees of Birch at the end of each of the past three financial years, including their main category of activity and geographic location. All of Birch's employees are employed in Alberta, Canada. Includes consultants on long-term contracts.

Twelve Months Ended December 31

	2000	1999	1998
Operations(1)	7	6	5
Accounting	1	1	1
Administration	4	3	2
Total	12	10	8

Note:

(1   Includes personnel involved in exploration and research.

E.   Share Ownership

Share Ownership

See Item 6(A)-Directors and Senior Management above for disclosure regarding share ownership of Birch's directors and executive officers.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

To the knowledge of Birch there are no persons or entities who beneficially hold, directly or indirectly or exercise control or direction over, more than 5% of the voting rights attached to the issued and outstanding common shares of Birch except as set forth below:

Name	Number of Securities Owned	Percentage of Class
Douglas J. Rowe(1)	2,346,883(2)	7%(3)

Notes:

(1) Mr. Rowe also holds options to purchase common shares of Birch as set forth in Item 6(B)-Compensation, above.
(2) Number of shares is based upon insider trading reports filed by the named shareholder with applicable Canadian securities regulatory authorities.
(3) Based on 33,647,122 issued and outstanding common shares.

The major shareholders of Birch do not have different voting rights than other shareholders.

As of May 31, 2001, 53 holders having an address of record within the United States of America owned 7,947,356 common shares, representing 23.6% of Birch's 33,647,122 outstanding common shares.

B. Related Party Transactions

During the Company's last fiscal year and up to the date of filing this annual report, Birch has had no transactions and there are no presently proposed transactions which are material to Birch or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets with (a) enterprises that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates, being an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company, where significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those polices and where Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel, being those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) over which such person is able to exercise significant influence. This includes enterprises owed by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of individual's family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.

C. Interests of Experts and Counsel

This item is not applicable.

ITEM 8   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Incorporated herein are the audited consolidated financial statements for the years ended December 31, 2000, 1999 and 1998 and the unaudited interim financial statements for the periods ended March 31, 2001 and 2000.

Other than as described herein, Birch is not involved in any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on Birch's financial position or profitability.

Birch is not aware of any material proceeding in which any director, any member of senior management or any of Birch's affiliates is a party adverse to Birch or has a material interest adverse to Birch.

No dividends have been paid on any common shares of Birch. Birch intends to retain its earnings for use in the business and does not expect to pay dividends on its common shares in the foreseeable future.

B.   Significant Changes

No significant changes have occurred since March 31, 2001.

ITEM 9   THE OFFER AND LISTING

A.   Offer and Listing Details

This item is not applicable.

B.   Plan of Distribution

This item is not applicable.

C.   Markets

The Company's common shares trade on the CDNX, having the trading symbol BMD. The common shares were quoted on The Alberta Stock Exchange commencing January 31, 1995. On November 29, 1999 the Alberta and Vancouver Stock Exchanges merged to form a new and larger exchange known as the CDNX. The Company was listed on the new exchange as a Tier 1 Company and retained the symbol BMD. As of the date of this annual report, the CDNX has suspended trading in the Company's common shares. The Company trades no other class of shares other than common shares without par value. The Company is investigating additional or alternate secondary trading market opportunities for its common shares.

The following table sets forth the high and low market prices of the common shares on the CDNX (and its predecessor, The Alberta Stock Exchange) for the periods indicated. All financial figures are expressed in Canadian dollars.

Fiscal Period	High (CAD$)	Low (CAD$)
Years Ended:		
December 31, 1996	8.00	1.75
December 31, 1997	2.70	0.31
December 31, 1998	1.00	0.12
December 31, 1999	2.10	0.29

```
   December 31, 2000               3.05                                    0.40

2001
   First Quarter                   0.87                                    0.50

2000
   Fourth Quarter                  1.35                                    0.40
   Third Quarter                   1.70                                    1.00
   Second Quarter                  2.54                                    1.25
   First Quarter                   3.05                                    1.95

1999
   Fourth Quarter                  2.10                                    1.15
   Third Quarter                   1.49                                    0.89
   Second Quarter                  1.73                                    0.73
   First Quarter                   1.79                                    0.29

Month Ended
   May 31, 2001                       0                                       0
   April 30, 2001                     0                                       0
   March 31, 2001                  0.68                                    0.55
   February 28, 2001               0.87                                    0.52
   January 31, 2001                0.81                                    0.50
   December 31, 2000               1.00                                    0.40
```

Note:

(1) On June 16, 2000, the CDNX halted trading of the common shares of the Company and on June 28, 2000, trading of the Corporation's common shares was suspended. Trading of the Company's common shares on the CDNX was reinstated on September 29, 2000. Trading in the common shares of the Company was again suspended on March 5, 2001.

D. Selling Shareholders

This item is not applicable.

E. Dilution

This item is not applicable.

F. Expenses of the Issue

This item is not applicable.

ITEM 10   ADDITIONAL INFORMATION

A. Share Capital

This item is not applicable.

B. Memorandum and Articles of Association

Incorporation Details and Objects of Birch

Birch was established pursuant to the issuance on December 31, 1995 of a Certificate of Amalgamation by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the ABCA. The amalgamating companies were Birch Mountain Resources Ltd. and Birch Mountain Minerals Ltd. Birch's Alberta Corporate Registry Access Number is 20679269. The Articles of Amalgamation of Birch provide that there are no restrictions on the nature of the business to be carried on by Birch.

Summary of Directors Powers and Authorities

The rights, duties, powers and authorities of the Board of Directors of Birch are set out in the Articles of Amalgamation (the "Articles") and by-laws (the "By-Laws") of Birch and the statutory provisions of the ABCA. The following is a selected summary of the Articles, By-Laws and applicable provisions of the ABCA as they relate to selected rights, duties, powers and authorities of the Board of Directors of Birch.

The Articles of Birch provide for a minimum of one and a maximum of fifteen directors. The ABCA prescribes that a distributing corporation must have a minimum of three directors, a majority of whom are Canadian residents and at least two of who are not officers or employees of Birch. The Board of Directors may, between annual shareholders meetings, appoint one or more additional directors to serve until the next annual shareholders meeting provided that the number of directors so added may not exceed by one-third (1/3) the number of directors who held office at the expiration of the last shareholders meeting.

The Chairman of the Board of Directors or any one director may call a meeting upon the provisions of forty-eight hours notice to each director in the manner prescribed in the By-Laws. Any such notice shall include the items of business to be considered at the meeting. A majority of the directors constitute a quorum provided that half of those directors present are Canadian residents. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or has a material interest in the matter to be considered, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Laws, refrain from voting on the matter in which the director has a material interest. There is no limitation on the Board of Directors to vote on matters of their remuneration provided such remuneration is disclosed in the financial statements and annual shareholder proxy materials.

The Board of Directors has broad borrowing powers and may, without authorization from the shareholders, (a) borrow money on the credit of Birch; (b) issue, re-issue, sell or pledge debt obligations of Birch; (c) subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on behalf of Birch to secure the performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Birch, owned or subsequently acquired, to secure any obligation of Birch.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts. There is no requirement for a director to hold shares of Birch.

Securities of Birch

The Company has an authorized capital consisting of an unlimited number of common shares, of which 33,552,966 are issued and outstanding as of the date of this annual report.

The holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Holders of common shares are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion, out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common shares are entitled to share ratably in the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company after provision has been made for each class of stock, if any, having liquidation preference over the common shares. Holders of common shares have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common shares. All of the outstanding common shares are fully paid and non-assessable.

The Company is authorized to issue an unlimited number of non-voting shares. The holders of the non-voting shares are entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the non-voting and common shares.

The Company is authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the Board of Directors of the Company who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. There are no preferred shares issued and outstanding. The preferred shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the common shares and the shares of any other class ranking junior to the preferred shares.

Rights and Privileges of Shareholders

Only the registered holders of common shares on the record date are entitled to receive notice of and vote at annual and special meetings of shareholders. Where the items of business effect the rights of shareholders other than common shareholders, a special majority of two-thirds of the votes cast by the effected shareholders at the meeting called for such purpose is required to approve the item of business. Beneficial holders of common shares are also entitled to receive proxy materials in respect of meetings of shareholders in accordance with Canadian Securities Administrators National Policy No. 41, provided that such proxies are limited in scope to instructing the registered shareholder (usually a brokerage house) on how to vote on behalf of the beneficial shareholder. There are no restrictions on the number of shares that may be held by non-residents other than restrictions set out in the *Investment Canada Act* (Canada). See "Additional Information-- Exchange Controls".

There is no specific provisions in the Articles or By-Laws of Birch that have the effect of delaying, deferring or preventing a change of control of Birch. Notwithstanding this, the Board of Directors, under the general powers conferred to it under the By-Laws, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of Birch by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.

On May 17, 2000 the Board of Directors (the "Board") of the Company adopted the rights plan of the

Company ("Rights Plan"), which was implemented pursuant to a shareholders rights plan agreement (the "Rights Plan Agreement") of the same date between the Company and Montreal Trust Company of Canada, as rights agent. The shareholders of the Company approved the Rights Plan on June 22, 2000. The purpose of the Rights Plan is, firstly, to protect shareholders of the Company from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. Secondly, the purpose of the Rights Plan is to afford both the shareholders of the Company and the Board adequate time to assess an offer made for the Company's and to pursue, explore and develop alternative courses of action in any attempt to maximize shareholder value.

The Rights Plan is not intended to deter a person from seeking to acquire control of the Company if such person is prepared to make a takeover bid pursuant to a Permitted Bid or Competing Permitted Bid in accordance with the provisions of the Rights Plan. The Rights Plan is intended to make it impracticable to acquire 20% percent or more of the outstanding voting shares of the Company other than by way of a Permitted Bid or a Competing Permitted Bid. This impracticability arises as a result of the fact that the Rights will substantially dilute the holdings of a person that seeks to acquire control of the Company other than by means of a Permitted Bid or a Competing Permitted Bid.

There are no provisions in the By-laws regarding public disclosure of individual shareholdings. Notwithstanding this, applicable Canadian securities legislation required certain public disclosure of persons owning or acquiring common shares in excess of 10% of a corporation's issued and outstanding share capital.

C. Material Contracts

Birch has not entered into any material contracts (not made in the ordinary course of business) in the two years prior the date of filing of this annual report.

D. Exchange Controls

Canadian Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends paid in 1997 and thereafter, if the shareholder is a corporation owning at least 10% of the outstanding voting shares of the corporation pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (See "Additional Information - Taxation").

Except as provided in the *Investment Canada Act* (the "Act"), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of Birch or its subsidiaries.

Management of the Company believes that the following summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold identified, to either notify, or file an application for review with Investment Canada, the federal agency created by the Act. The notification procedure involves a brief statement of information about the investment on a prescribed form that is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

1. An investment to establish a new Canadian business; and
2. An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1. Direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless a World Trade Organization ("WTO") member country investor (the U.S. being a member of the WTO) is making the acquisition;
2. Direct acquisitions of control of Canadian businesses with assets of $160 million or more by a WTO investor;
3. Indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;
4. Indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and
5. An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if an investor acquires less than one-third of the voting control of a Canadian corporation.

A WTO investor, as defined in the Act, includes an individual who is a national or a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

E.   Taxation

The following summary of the material Canadian federal income tax considerations generally applicable in respect of the common shares reflects the Company's opinion. The tax consequences to any particular holder of common shares will vary according to: the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.

This following general discussion in respect of taxation is based upon the Company's understanding of the rules. No opinion was requested by the Company or provided by its auditors or lawyers.

This summary is applicable only to holders who are resident in the U.S., have never been resident in Canada, deal at arm's length with the Company, hold their common shares as capital property, do not carry on an insurance business in Canada, and will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. holder that is a corporation that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the *Income Tax Act* of Canada and the regulations thereunder (collectively, the "Tax Act", or "ITA") and the Canada-United States Tax Convention (the "Tax Convention") as at the date of this annual report, and upon the current administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada).

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Disposition of Common Shares

Under the Tax Act, a gain from the sale of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (together with persons who do not deal at arm's length with the shareholder) have not owned 25% or more of the shares of any class of the Company's stock at any time in the five years preceding the disposition. In addition, the Tax Convention will exempt from Canadian taxation any capital gain realized on a disposition of common shares by a resident of the U.S., provided that the value of the common shares is not derived principally from real property situated in Canada.

However, special rules apply if a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and, immediately after the disposition, the Company is connected with the purchaser corporation (i.e., the purchaser corporation holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company). In this case, the amount by which the fair market value of any consideration paid by the purchaser corporation (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, and subject to withholding taxes as described below.

Dividends

In the case of any dividends paid or deemed to be paid to non-residents, the non-resident is subject to tax on the gross amount of such dividends. The Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the U.S. is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such shares. The amount of such deemed dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arms' length, owned 25% of more of the issued shares of any class or series of the Company.

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the U.S., no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.

Even where the value of the shares would be derived from real property holdings in Canada certain transitional relief might be available under the Treaty. At this time, this Registrant's asset value is not based on real property holdings located in Canada.

United States Federal Income Tax Consequences

The following is a discussion of possible U.S. Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a U.S. Holder includes a holder of common shares of the Company who is a citizen or resident of the U.S., a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the U.S.

A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, broker-dealers, non-resident alien individuals or foreign corporation whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the U.S. and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income (for U.S. Federal income tax purposes) the gross amount of such distributions, to the extent that the Company has current or accumulated earnings and profits. This inclusion is done without reduction for any Canadian income tax withheld from such distributions.

Any Canadian tax withheld may be credited (subject to certain limitations) against the U.S. Holder's U.S. Federal taxable income. (See more detailed discussion at "Foreign Tax Credits" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to an U. S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for an U.S. Holder, which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends-received deduction provided to corporations receiving dividends from certain U.S. corporations. A U.S. Holder, that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the U.S. source-portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below). That occurs if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.

This election is made on a year-by-year basis, and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income.

In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between -

- the amount of cash plus the fair market value of any property received, and

- the shareholders tax basis in the common shares of the Company.

This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

For U.S. Holders, as individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders, as corporations (other than corporations subject to subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

F.   Dividends and Paying Agents

This item is not applicable.

G.   Statement by Experts

This item is not applicable.

H.   Documents on Display

Documents concerning Birch which are referred to in this annual report may be inspected upon written request to the Corporate Administrator of Birch as follows:

>   Jane Quinn
>   Corporate Administrator
>   Birch Mountain Resources Ltd.
>   3100, 205 - 5th Avenue S.W.
>   Calgary, AB, Canada
>   T2P 2V7

Birch is subject to the informational requirements of the Security Exchange Act of 1934, as amended, and the requirement to file reports and other information with the SEC. You may read and copy any of Birch's report and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC's regional officers at 7 World Trade Center, Suite 1300, New York, N.Y. 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Birch is required to file reports and other information with the securities commissions in several provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that Centurion files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering retrieval system (EDGAR).

As a foreign private issuer, Birch is exempt from the rules under the Exchange Act, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in the Corporation's proxy circular prepared under Canadian securities rules.

I.   Subsidiary Information

This item is not applicable.

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's operating results are reported in Canadian dollars. It is expected that a portion of the Company's revenues will be generated in foreign currencies, including U.S. dollars, while the Company's expenses will be generated in Canadian dollars. The exchange rate between the Canadian dollar and foreign currencies has varied significantly over the past five years. To the extent that foreign currency revenues are greater than expenses in a strengthening foreign currency environment, there will be a positive impact on the Company's income from operations. Conversely, if foreign currency revenues are greater than foreign currency expenses in a weakening foreign currency expenses in a weakening foreign currency environment, there will be a negative impact on the Company's income from operations. This exchange rate risk, on an annual basis, primarily reflects the impact of fluctuating exchange rates on the net difference between total foreign currency revenues and foreign currency expenses.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This item is not applicable.


PART II


ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults in the payment of principal, interest or a sinking or purchase fund installment. There are no dividend arrearages or any other delinquencies.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

There has been no modification or qualification of the instruments defining the rights of holders of any class of registered securities. There are no assets securing any class of registered securities. There has been no change in the last financial year to the trustee of the registered securities.

ITEM 15   DEFAULTS UPON SENIOR SECURITIES

Birch has not issued and is not in default of any senior securities.

ITEM 16   CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

There has been no modification of the constituent instruments defining the rights of the holders of any class of registered securities and nor has there been any limitation or qualification of the rights evidenced by any class of registered securities by the issuance or modification of any other class of securities.

PART III

ITEM 17   FINANCIAL STATEMENTS

See pages F-1 through F-16 incorporated by reference herein.

ITEM 18   FINANCIAL STATEMENTS

Not Applicable

ITEM 19   EXHIBITS

(a)   Financial Statements filed as part of this annual report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIRCH MOUNTAIN RESOURCES LTD.

Date: June 28, 2001   By:/s/ Douglas J. Rowe
                                                              Douglas J. Rowe
                                                              President and Chief Executive Officer

FINANCIAL STATEMENTS

Birch Mountain Resources Ltd.
Consolidated Financial Statements
March 31, 2001

TO THE SHAREHOLDERS OF
BIRCH MOUNTAIN RESOURCES LTD.

We have audited the consolidated balance sheets of **Birch Mountain Resources Ltd.** as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flow for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2000, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta   /s/ Meyers Norris Penny
                                                                          Chartered Accountants

March 26, 2001

Comments for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company's ability to continue as a going concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated March 26, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.

Calgary, Alberta   /s/ Meyers Norriss Penny
                                                                          Chartered Accountants

March 26, 2001

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
As at December 31

	March 31, 2001 (unaudited)	*December 31, 2000*	*December 31, 1999*
Assets			
Current			
Cash *(Note 4)*	**$2,247,561**	2,861,715	943,558
Accounts receivable	**17,161**	64,422	36,384
Prepaids and deposits	**31,551**	10,034	12,691
	2,296,273	2,936,171	992,633
Investment *(Note 5)*	**15,930**	15,930	15,930
Capital *(Note 6)*	**205,552**	200,587	144,674
Mineral exploration costs *(Note 7)*	**-**	8,338,431	7,828,506
	2,517,755	$11,491,119	8,981,743
Liabilities			
Current			
Accounts payable	**281,815**	385,462	324,727
Share subscription deposit	**73,357**	-	-
Shareholders' equity			
Share capital *(Note 8)*	**24,581,830**	24,633,830	18,654,561
Deficit	**(22,419,247)**	(13,528,173)	(9,997,545)
	2,162,583	11,105,657	8,657,016
	$2,517,755	11,491,119	8,981,743

/s/ Donald L. Dabbs Director
Donald L. Dabbs

/s/ Douglas T. Rowe Director
Douglas T. Rowe

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
For the years ended December 31

	2001	March 31 2000	(three mon Dece
	(Unaudited)		
Expenses			
Mineral exploration	$ 130,551	–	
Salaries, management fees and benefits	119,430	8,791	47
Consulting	13,000	–	65
Shareholder services and promotion	52,771	3,081	27
Office	81,266	58,454	22
Professional fees	165,655	58,920	32
Research costs	50,235	1,845	16
Amortization	13,451	10,766	5
Loss before the following	626,359	311,857	2,17
Interest and other income	(21,716)	(18,877)	(19
(Gain) loss on disposal of investment	–	–	
Writedown of investments	–	–	
Writedown of mineral exploration costs *(Note 7)*	–	1,434	1,79
	(21,716)	(17,443)	1,59
Loss before income taxes	604,643	294,414	3,76
Future income tax recovery	(52,000)	–	(23
Net loss for the year	552,643	294,414	3,53
Deficit at beginning of year, as previously reported	13,528,173	9,997,545	9,99
Adoption of accounting policy	8,338,431	–	
Deficit at beginning of year as restated	21,866,604	9,997,545	9,99
Deficit at end of year	$22,419,247	10,291,959	13,52
Loss per share *(Note 9)*	$ (0.01)	(0.11)	

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flow
For the years ended December 31

	(three months ended) March 31, **2001**	2000	Decem
	(Unaudited)		
Cash flows from operating activities			
Interest income received	$ 21,716	16,610	16
Cash received from Government of Indonesia	-	-	
Cash paid to employees	(202,065)	(101,791)	(47
Cash paid to suppliers	(488,746)	(39,942)	(1,10
	(699,095)	(124,123)	(1,41
Cash flows from financing activities			
Issuance of common shares for cash	-	2,925,535	4,3
Share subscription deposit	73,357	-	
Share issuance costs	-	147,248	(3
	73,357	2,878,287	4,35
Cash flows from investing activities			
Proceeds on disposal of investment	-	-	
Purchase of capital assets	(18,416)	(41,148)	(11
Mineral exploration costs	-	(570,713)	(90
	(18,416)	(611,861)	(1,02
Increase (decrease) in cash	(614,154)	2,142,303	1,91
Cash at beginning of year	2,861,715	943,558	94
Cash at end of year	$2,247,561	3,085,861	2,86

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2000, 1999 and 1998

1. Nature of operations and going concern considerations

Birch Mountain Resources Ltd. is in the process of exploring its mineral leases and permits and has not yet determined whether they contain economically recoverable reserves.

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance ongoing exploration, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. The Company has incurred a net loss of $3,530,628 during the year ended December 31, 2000 (1999 - $575,697; 1998 - $2,890,369) and as at December 31, 2000, has a deficit of $13,528,173. The Company's ability to continue as a going concern is largely dependent on its success in obtaining sufficient funds to carry out exploration activities on its mineral claims, preserving its interest in the underlying claims, establishing the existence of economically recoverable mineral reserves, achieving successful results from its research efforts and obtaining the financing to complete the development and achieve future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Management plans to continue to access the equity market from time to time for financing of its operations and to be prudent with general and administrative expenditures and selective in its exploration expenditures in order to preserve the Company's working capital. The Company has been successful in the past in raising funds for operating and exploration activities, but there is no assurance that it will be able to do so in the future. Should future financing efforts not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on a less than advantageous basis.

These financial statements do not give effect to any adjustments which might be necessary should the Company be unable to continue its operations as a going concern.

The Company has generally financed its exploration and operating costs through public offerings and private placements. The Company is obligated to incur certain levels of expenditures in order to maintain its rights to continue exploration of certain mineral leases and permits.

2. Significant accounting policies

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Swift River Minerals Ltd., and Rockyview Development Limited and its subsidiaries. Swift River Minerals Ltd. was voluntarily dissolved June 30, 2000. Rockyview Developments Limited and its subsidiaries have been inactive for the past two years.

(a)   *Mineral Exploration Costs*

The mineral leases and permits are recorded at cost. Cost includes cash consideration and the market value of shares issued, if any. All direct and indirect acquisition and exploration expenditures are capitalized and deferred until the leases and permits to which they relate are placed on production, sold, allowed to lapse, or abandoned. These costs will be amortized over the estimated useful lives of the leases and permits following the commencement of production, or written off if the leases and permits are sold, allowed to lapse, or abandoned. The Company assesses the carrying value of these mineral exploration costs annually and based on estimates, adjusts the carrying amount for any impairments in value or surrender of permits or leases.

Leases and permits acquired under option or joint venture agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2000, 1999 and 1998

2. Significant accounting policies (continued)

(b) *Capital Assets*

Capital assets are recorded at cost. Amortization is recorded at the following annual rates:

Equipment	20% to 30% declining balance
Computer software	100% declining balance
Computer hardware	30% declining balance
Automotive	30% declining balance
Leasehold improvements	20% straight line

Amortization is charged at one-half of the annual rate in the year of acquisition of an asset.

(c) *Future Income Taxes*

The Company has adopted the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences – the difference between the carrying amount of an asset or liability in the consolidated balance sheet and its tax basis – at the rate enacted at the date of the balance sheet. At the end of each year, future tax assets and future tax liabilities are reassessed, and any changes in the settlement value is reflected in income.

(d) *Stock Options*

No compensation expense is recognized when stock options are issued to employees, service providers or directors. Any consideration paid by the optionee on the exercise of stock options is credited to share capital.

(e) *Cash*

Cash includes cash on account and demand deposits.

(f) *Flow-through Shares*

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the Company agrees to incur qualifying expenditures, as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors. Share capital is reduced by the estimated future income tax cost of the renounced deductions as the expenditures are incurred.

(g) *Research Costs*

The Company is actively engaged in researching new mineral technology applications. Costs associated with such projects are expensed in the period they are incurred.

(h)   *Use of Estimates*

The preparation of financial statements in conformity with Canadian generally acceptable accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral exploration costs and reclamation obligations. Financial results as determined by actual events could differ from those estimates.

3.   Acquisitions

During 1999, the Company acquired all of the outstanding shares of 846785 Alberta Ltd., which held a royalty interest and mineral leases. The cost of the acquisition, which was accounted for using the purchase method, consisted of 25,000 common shares of the Company. The purchase price of $28,500 has been allocated to mineral exploration costs.

846785 Alberta Ltd. was dissolved during the year ended December 31, 1999.

4.   Cash

	December 31, 2000	December 31, 1999
Cash, available for use	$2,823,715	890,558
Cash, subject to restriction	38,000	53,000
	$2,861,715	943,558

Cash subject to restriction represents amounts on deposit as security for letters of credit to the governments of Alberta and Manitoba.

5.   Investment

	December 31, 2000	December 31, 1999
Tahera Corporation	$15,930	15,930

The cost of the Company's investment in 177,000 shares (1999 – 177,000 shares) of Tahera Corporation, formerly, Lytton Minerals Limited, has been written down to reflect its market value at December 31, 1999. During 1999, the Company disposed of 40,000 shares for net proceeds of $8,890. The market value of the investment at December 31, 2000, was $21,240.

6.   Capital assets

	2000	1999

	Cost	Net Book Value	Cost	Net Book Value
Equipment	$229,605	115,055	182,672	91,292
Computer	212,567	55,073	179,914	44,549
Automotive	38,417	29,317	34,090	8,185
Leasehold improvements	2,501	1,142	1,583	648
	$483,090	200,587	398,259	144,674

7. Mineral exploration costs

	Balance Dec. 31, 1999	Additions During the Year	Write Down During the Year	Balance Dec. 31, 2000
Alberta	$7,715,104	2,233,588	1,731,679	8,217,013
Yukon	1	–	1	-
Manitoba	113,401	68,725	60,708	121,418
	$7,828,506	2,302,313	1,792,388	8,338,431

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2000, 1999 and 1998

7. Mineral exploration costs (continued)

	Balance Dec. 31, 1998	Additions During the Year	Write Down During the Year	Balance Dec. 31, 1999
Alberta	$7,104,740	613,983	3,619	7,715,104
Yukon	1	2,028	2,028	1
Manitoba	91,207	22,194	–	113,401
Indonesia	–	20,189	20,189	–
	$7,195,948	658,394	25,836	7,828,506

Included in mineral exploration costs are costs having a book value of approximately $2,449,500 (1999 - $2,449,500) which have no cost base for tax purposes.

(a) *Alberta*

The Company holds a significant number of mineral rights interests in the Athabasca region of northern Alberta.

The Company is party to Co-Development Agreements with Syncrude Canada Ltd., Suncor Energy Inc. and Albian Sands Energy Inc. The agreements provide for a co-operative development of the lands and data sharing by bringing together the holder of the oil sands rights and the holder of the metallic and industrial mineral rights.

During 2000, the Company acquired certain mineral rights from Tintina Mines Limited and NSR Resources Inc. for consideration consisting of 600,000 common shares. The Company continues to strengthen its land tenure by converting key mineral permits to mineral leases. The Company converted 45,388 hectares (112,156 acres) of mineral permits to mineral leases bringing the total land held under lease in the Athabasca Valley to 48,745 hectares (120,550 acres).

Certain lands in the Marguerite River area are subject to nomination for preservation under the Special Places 2000 initiative of the Alberta Government. The Government has made commitments to honour current holdings; however, there is some risk certain lands will not be available for development. At the current time, none of the Company's core holdings are subject to Special Places 2000 nomination.

The Company allowed 19 mineral permits covering 175,104 hectares (432,690 acres) in the Caribou Mountains to lapse at the end of November 2000.

The Company has filed an assessment report with the authorities which management believes will satisfy the Company's exploration commitment to date. Management believes spending requirements have been sufficient to hold the Company's Alberta mineral interests until February 2002.

Based on the amount of land held under mineral permits at December 31, 2000, the Company would be required to spend approximately $10.8 million in 2002 to hold the permits until 2004. However, as the Company continues its exploration it is anticipated that it will reduce its holdings to areas considered most prospective.

Based on the amount of land held under lease at December 31, 2000, annual lease payments of approximately $175,000 will be required.

(b) *Yukon*

The Company did not exercise its option in 1998 to purchase a 100% interest in the Swift River permits in the Yukon and accordingly has written off the costs related to this project.

(c) *Manitoba*

The Company's exploration activity in Manitoba is in the Dawson Bay area. During 1999, the Company entered into an agreement with the Government of Manitoba whereby 25% of expenditures on Birch Mountain's leases, amounting to approximately $28,000, was reimbursed. The Company anticipates it will be reducing its mineral interests in Manitoba during 2001.

7.   Mineral exploration costs (continued)

(d) *Indonesia*

Through its subsidiaries, the Company was paying 100% of the costs to earn a 90% interest in an exploration program in the province of West Kalimantan, Republic of Indonesia.

During 1998, the Company advised the Government of Indonesia and its joint venture partner that it intended to relinquish its Contract of Work on these leases and, accordingly, the remaining mineral exploration costs related to this project were written off.

These financial statements include $194,000 (1999 - $194,000) of accounts payable relating to the estimated cost of discontinuing the Indonesian operations.

8. Share capital

The Company is incorporated under the jurisdiction of the Business Corporations Act of Alberta.

(a) *Authorized capital*

    Unlimited number of common voting shares
    Unlimited number of preferred shares issuable in series
    Unlimited number of non-voting shares

(b) *Common Shares Number Amount*

	Number	Amount
Balance December 31, 1998	24,487,073	$ 17,073,832
Issued for cash		
Common shares	1,901,305	1,041,001
Flow-through common shares net		
of tax benefits renounced of $223,009	1,490,000	344,990
Stock options exercised	257,400	129,006
Warrants exercised	26,389	26,389
Issued in lieu of salary	65,217	15,000
Issued for mineral rights	62,500	43,500
	28,289,884	18,673,718
Share issuance costs net of tax benefit of $15,436	-	(19,157)
Balance December 31, 1999	28,289,884	18,654,561
Issued for cash		
Common shares	1,205,256	1,386,047
Flow-through common shares net		
of tax benefits renounced of $264,964	1,160,000	1,069,036
Stock options exercised	625,600	335,904
Warrants exercised	1,322,226	1,330,976
Issued for services	350,000	490,000
Issued for mineral permits	600,000	1,400,000
	33,552,966	24,666,524
Share issuance costs net of tax benefit of $26,342	-	(32,694)
Balance December 31, 2000	33,552,966	$ 24,633,830

During 2000 the Company completed private placements of 2,365,256 units at $1.15 of which 1,160,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant. A commission of 19,565 units was paid in relation to this issue.

At December 31, 2000, the Company had incurred and renounced approximately $450,000 of its commitment of $1,334,000. An additional amount of $78,000 incurred during the first 60 days of 2001 has been renounced effective December 31, 2000.

The Company entered into an agreement with American Precious Metals (APM) whereby APM will provide introductions to parties who could aid in advancing the determination of precious metals. The Company issued 350,000 shares at $1.40 during the year and will be obligated to issue and additional 150,000 shares upon the determination that APM had delivered to Birch a successful assay method, as confirmed by independent tests done in a third-party laboratory. The costs of this service have been included in consulting.

During 1999, the Company completed private placements of:

- 2,900,000 units at $0.36 of which 1,450,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant; and
- 491,305 units at $1.15 of which 40,000 were flow-through units. Each unit consisted of one common share and one-half common share warrant.

At December 31, 1999, the Company had incurred and renounced approximately $378,000 of its commitment of $568,000. During 2000, the Company incurred sufficient expenditures to fulfil its remaining obligation for this issue.

The Company entered into an agreement with a management employee whereby a portion of salary would be paid through the issuance of common shares. The agreement resulted in the issuance of 130,434 common shares at $0.23 per share for a six-month period expiring March 31, 1999.

(c) *Preferred Shares*

An unlimited number of preferred shares may be issued in one or more series, and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges and conditions attached to the shares of each series.

(d) *Reserved for Issue*

Options

The Company has a stock option plan under which the board of directors can grant options to purchase common shares to senior employees, consultants and directors, limited to maximum of 10% of the issued and outstanding shares and a term not exceeding five years.

The Company has granted options on common shares as follows:

	Number of Options	Price Range ($)	Weighte Averag Price (
December 31, 1998 outstanding	2,198,000	.22 - 1.36	.54
Granted	880,000	1.25 - 1.36	1.36
Exercised	(257,400)	.22 - .70	.50
Cancelled	(25,000)	.70	.70
December 31, 1999 outstanding	2,795,600	.22 - 1.36	.80
Exercised	(625,600)	.22 - 1.36	.54
Cancelled	(250,000)	1.06	1.06
December 31, 2000 outstanding	1,920,000	.22 - 1.36	.85

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)
December 31, 1998	586,430	1.00	1.00
Issued	1,695,653	1.00 - 1.50	1.07
Exercised	(26,389)	1.00	1.00
Expired	(586,430)	1.00	1.00
December 31, 1999	1,669,264	1.00 - 1.50	1.07
Issued	1,182,628	1.50	1.50
Exercised	(1,322,226)	1.00 - 1.50	1.01
Expired	(118,885)	1.00	1.00
December 31, 2000	1,410,781	1.50	1.50

Subsequent to December 31, 2000, the warrants outstanding at end of the year, were extended for a period of six months and now expire on dates ranging from August 10 to October 31, 2001.

(e) **Escrowed shares**

Under the requirements of the Alberta Securities Commission and the Canadian Venture Exchange, 12,483,040 common shares issued in connection with the Company's initial listing as a Junior Capital Pool Corporation, its major transaction and its initial public offering, were held in escrow. As at December 31, 1998, all of these shares have been released from escrow.

Under the terms of a voluntary pooling agreement, an additional 8,528,366 common shares were also placed in escrow and are to be released equally over five years. The 1,705,678 common shares remaining in escrow will be released during 2001.

9. Loss per common share

The net loss per common share was calculated using the weighted average number of common shares outstanding of 32,278,000 shares (1999 – 26,681,000 shares; 1998 – 22,934,000 shares). The effect of the stock options and warrants on the loss per share is anti-dilutive.

10. Continuing obligations

The Company rents premises and equipment under operating leases requiring annual payments over the next five years as follows:

2001	$274,433
2002	269,933
2003	269,933

2004	43,780
2005	16,038

11.   Related-party transactions

The Company had the following transactions with related parties:

- Included in mineral exploration costs are amounts paid for aircraft usage and airborne surveying services of $Nil (1999 - $78,000; 1998 - $33,000) to a company controlled by a director; and
- Included in salaries, management fees, and benefits are management fees aggregating $Nil (1999 - $2,400; 1998 - $8,817) which were paid to companies employing the services of a director; and
- Included in shareholder services and promotion are amounts of $4,206 (1999 - $NIL; 1998 - $NIL) paid to a company controlled by the spouse of a director.

12.   Income taxes

Future income tax assets consist of the following temporary differences:

	2000
Mineral exploration costs	$ 2,004,052
Capital assets	141,985
Scientific Research and Experimental Development Expenditures Unclaimed	94,471
Loss carry forwards	1,339,701
Share issuance costs	32,780
Valuation allowance	$(3,612,989)
Future tax assets (net of valuation allowance)	-

December 31, 2000, the Company has the following deductions available which have been reflected in the financial statements:

- Canadian mining exploration costs and undepreciated capital cost allowance of $12.0 million (1999 - $9.3 million; 1998 - $9.0 million) which may be carried forward indefinitely; and
- Scientific Research and Experimental Development costs of $211,000 which were incurred in 1995 may be carried forward indefinitely.

In addition to the above, the Company has the following deductions available which have not been reflected in the financial statements:

- Capital losses of $680,000 which may be carried forward indefinitely; and
- Investment tax credits of $38,000 available for carry forward to 2005.

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2000
Loss before taxes	$3,769,250
Expected tax recovery at 44.62%	1,681,839

```
Tax effect of expenses not deductible for tax purposes
  Meals and other                                                     (9,549)
  Non-deductible portion of capital gain                                (143)
  Non-deductible portion of investment write down                          -
Resource allowance                                                  (184,491)
Share issuance costs                                                  73,035
Losses of foreign subsidiaries                                             -
Valuation allowance                                               (1,322,069)        (
-------------------------------------------------------------------------------------
Future income tax recovery                                        $   238,622
-------------------------------------------------------------------------------------
```

13.   Segmented information

The Company's principal business segment is the acquisition and exploration of mineral leases and permits and development of mineral technologies. All of the Company's leases and permits are in the exploration stage. The Company's activities are focused in Western Canada, as detailed in Note 7.

14.   Financial instruments

The Company's financial instruments include cash, accounts receivable, investment and accounts payable. There are no material differences between their fair values and carrying values at the balance sheet date.

15.   Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals (GAAP) in Canada. Significant differences between GAAP in Canada and the United States that would have an effect on these consolidated financial statements are as follows:

(a)   The balance of any unspent funds raised under a flow-through arrangement is considered restricted cash under U.S. GAAP and would require separate disclosure on the face of the balance sheet. In addition, such restricted amounts would not be considered cash and cash equivalents for cash flow reporting purposes. The amount of such restricted cash applicable to future flow-through expenditures included in the balance sheet was $806,000 at December 31, 2000 (1999 - $346,000).

(b)   Mineral exploration costs are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, the Company expenses exploration costs relating to unproven mineral leases and permits as incurred as well as acquisition costs for leases and permits that do not provide for unrestricted exploration. Any writedown of capitalized exploration costs would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred. For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

(c)   Future income taxes related to flow-through shares for renunciation of qualified resource expenditures, are treated as a cost of issuing those securities for Canadian GAAP. For U.S. GAAP, these costs are included in the future tax provision.

(d)   Shares held in escrow which are performance based, have been excluded from the loss per share calculation for U.S. GAAP purposes.

If these consolidated financial statements were prepared in accordance with US GAAP, the impact on the balance sheets would be as follows:

```
                                                 March 31,      December 3
                                                    2001                20
                                                (unaudited)
-----------------------------------------------------------------------------
Mineral exploration costs under Canadian GAAP           -         8,338,4
Exploration expenditures                                -         8,338,4
-----------------------------------------------------------------------------
Mineral exploration costs under U.S. GAAP               -
-----------------------------------------------------------------------------
Deficit under Canadian GAAP                  $   22,419,247      13,528,1
Exploration expenditures                                -         8,338,4
Future income taxes                               922,064          870,0
-----------------------------------------------------------------------------
Deficit under U.S. GAAP                      $   23,341,311      22,736,6
-----------------------------------------------------------------------------
```

In addition, the impact on the consolidated statements of loss would be as follows:

```
                                        (three months ended)
                                            March 31,           December 3
                                        2001          2000              200
                                           (Unaudited)
-----------------------------------------------------------------------------
Net loss for the year under Canadian GAAP  $  552,643      294,414    3,530,62
Exploration expenditures                           -     1,970,713      509,88
Future income taxes                           52,000            -       238,66
-----------------------------------------------------------------------------
Net loss for the year under U.S. GAAP        604,643    2,265,127    4,279,17
-----------------------------------------------------------------------------
Loss per share under U.S. GAAP           $      0.02         0.07         0.1
-----------------------------------------------------------------------------
```

For U.S. GAAP purposes, the Company has adopted APB Opinion No.25, Accounting for Stock Issued and Employees (APB 25), to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. As at December 31, 2000, no compensation cost has been required to be recorded for any period under this method as the option price has been equal to the market price on the date of the grant.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. These costs were calculated in accordance with the Black-Scholes option pricing model, assuming no dividends are to be paid, vesting occurring on the expiration of the grant, volatility of 37% and 20% for 1999 to 1998 respectively, and an annual risk free rate of 5%. There were no options issued during 2000.

Had the Company adopted SFAS 123 for its U.S. GAAP disclosure, the following net losses would have been reported

| | March 31, | | December 3 |
| | 2001 | 2000 | 20 |
	(Unaudited)		
Net loss under U.S. GAAP	$ 604,643	2,265,127	4,279,1
Pro-forma stock compensation, after net tax affect	132,128	48,271	193,0
Pro-forma net loss under U.S. GAAP	$ 736,771	2,313,398	4,472,2
Pro-forma loss per share under U.S. GAAP	$ 0.02	0.07	0.

Adoption of accounting policy

During the quarter ended March 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development State ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, all deferred resource property expenditures are reviewed, on a property-by-property basis, to assess their recoverability and when the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing in the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. The Company has accounted for this change in accounting policy on a retroactive basis as a cumulative adjustment to increase the opening deficit and reduce the carrying value of mineral exploration costs at January 1, 2001 by $8,338,431. Prior periods have not been restated.

Pursuant to the Adoption for this guideline the Company's accounting policy with respect to mineral properties and deferred exploration costs commencing January 1, 2001 was to expense them and only defer the costs when it is probable that they will be recoverable from the future operations of the related project.

Share capital

Subsequent to March 31, 2001, 94,516 shares were issued and the share subscription deposit of $73,357 was moved to share capital.

The change in share capital during this first quarter is the result of the estimated tax benefits that will be renounced under flow-through share agreements.

During the three months ended March 31, 2001, the Company granted 408,750 stock options at an exercise price of $0.60. During this same period, 50,000 options were cancelled.

Related party transaction

Included in shareholder services and promotion are amounts of $2,207 paid to a company controlled by the spouse of a director.